Filed by GraphOn Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Commission File No: 0-21683
                         Subject Companies: Cortelco Systems Holding Corporation
                                                Cidco Communications Corporation
                                                   SLL Communications Coporation



THE FOLLOWING SCRIPT WAS USED BY GRAPHON CORPORATION DURING A CONFERENCE CALL ON AUGUST 21, 2002.

To comply with applicable SEC regulations, I must first inform you of the following:

GraphOn will file a proxy statement/prospectus and other relevant documents with the SEC concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by GraphOn free of charge by requesting them in writing from GraphOn Corporation, 11711 South East 8th Street, Suite 215, Bellevue, Washington 98005; Attention: Corporate Secretary, or by telephone, at (425) 818-1400.

GraphOn and its directors and executive officers, and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of GraphOn in connection with the merger. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF GRAPHON AND THEIR OWNERSHIP OF GRAPHON COMMON STOCK IS SET FORTH IN GRAPHON'S ANNUAL REPORT ON FORM 10-K, AS AMENDED. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

Having now attended to the required legalities, let me tell you about the proposed merger. In an effort to build our revenue base, we have been looking at businesses that we could acquire that would give us more size and mass over which to spread our operating costs. Obviously, we favored companies that have a lot of synergies with the GraphOn business. As it turns out, the two or three that fell into that category required more cash than we could provide and did not provide sufficient revenue to support the operating costs of a public company.

We did find a very exciting opportunity. We expect there will be some synergies, because the new business is beginning to differentiate its products based on software, and we bring to the combined companies broad skills in that area. We are presenting to the stockholders a proposal that GraphOn merge with three privately-held affiliated entities.

One is Cidco Communications Corporation, a company that provides feature-rich residential telephone equipment to telephone operating companies in global markets. The company has had a long history of selling to the global telephone operating companies, commonly known as "telcos", and pioneered the equipment that allowed caller ID services. The company has a broad line of telephone products. We expect Cidco sales to grow during 2003 for a couple of reasons. The company has recently announced a new line of cordless telephones, and the product has been well received by the industry. In addition, the telephone operating companies are experiencing, for the first time in their history, a reduction in phone lines. This is primarily due to the introduction of new wireless services. To maintain their revenue base, the telcos are looking for equipment that will enhance the value added services they provide. They are planning to offset the revenue lost in wired lines by increasing their revenue with services such as Caller ID, Call Forwarding, Call Waiting. Answering Services, etc. Cidco products are designed specifically to enhance these features. Cidco treats telcos as an exclusive distribution channel, and their products are not available in the retail market.

The second company is Cortelco Inc. This company has over 100 years of history of providing telephone equipment to the communications industry. It was formerly a part of ITT and has a long history of providing high quality reliable telephone handsets. The company's strongest distribution channel is through major distributors, such as Graybar and Alltel. In addition, Cortelco sells telephones to a number of telephone service providers worldwide. If you pick up a telephone in many hotels or businesses it is not unusual to see it is made by ITT or Cortelco.

Cortelco also has a new product in development. A wireless PBX for retail warehouse applications where employees are mobile in a building. This is a new product in development and is being beta tested by a number of potential customers. No sales have been recorded for this product to date. This new product has the potential to provide revenue growth for what has been a consistently profitable company.

The third entity is SLL Communications Corporation. SLL is a new start-up company established to develop voice over IP telephone products. As I am sure you are aware, this is a new, fast growing market, and voice over IP products are winning new applications, especially in private corporate networks. The products are designed to work both on new IP-Centrex systems being offered by the telcos, and on premises based LAN systems. The telcos currently have over 17M Centrex lines that are expected to migrate from analog to IP over time. We believe the long relationship Cidco has had with the former regional Bell operating companies, or "RBOCS", will allow us to capture a significant share of the voice over IP handset market in the Centrex area. We further believe that the migration of SLL's technology to other VOIP systems will provide new revenue opportunities as well.

In summarizing these three companies, they have a solid traditional telephone handset business with proven distribution channels. In addition they have some exciting growth opportunities in the voice over IP and cordless or wireless products. Obviously there will be significant changes to the complexion of GraphOn and stockholders will have stock in a very different company after the merger. The three Telco companies when combined with GraphOn will have annual revenues that exceed $75 million.

We presently expect that the closing of the proposed merger, which, among other matters, will require the prior clearance of proxy solicitation materials by the SEC and a favorable vote of our stockholders, will take place in November of this year. Upon completion, the current stockholders of GraphOn will retain ownership of approximately 30% of GraphOn's outstanding common stock. We also expect that GraphOn's common stock will continue to be traded on the Nasdaq Small-Cap Market following the completion of the merger.

Because of SEC disclosure regulations, I regret that I cannot take any questions with respect to the proposed mergers at this time. You will have to await the issuance of our proxy statement.

This presentation contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will differ due to factors such as shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to GraphOn's most recent periodic and other reports filed with the Securities and Exchange Commission.